OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number        000-53689

GREENROCK VENTURES, INC.
(Exact name of registrant as specified in its charter)

Greenrock Ventures, Inc.
c/o Roman Zherdytskyi
71/7 Dmytrivska Str.
01135 Kiev, Ukraine
Tel: +00380974045651
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	x
Rule 12g-4(a)(2)	-
Rule 12h-3(b)(1)(i)	x
Rule 12h-3(b)(1)(ii)	-
Rule 15d-6	-

Approximate number of holders of record as of the certification or notice date:      three (3)

Pursuant to the requirements of the Securities Exchange Act of 1934 Greenrock Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2011	By:	/s/ Andriy Zinchuk

	Name:	Andriy Zinchuk
	Title:	President and Director
Principal Executive Officer
Principal Financial Officer